EXHIBIT 3.2


                                 Law Offices of

                               CHAPMAN AND CUTLER

              111 West Monroe Street, Chicago, Illinois  60603-4080
                            Telephone (312) 845-3000
                            Facsimile  (312) 701-2361
                                   chapman.com

                                November 22, 2002



Matrix Capital Group, Inc.
666 Fifth Avenue, 14th Floor
New York, New York  10103

JPMorgan Chase Bank
4 Chase Metrotech Center
3rd Floor
Brooklyn, New York  11245


     Re:          Matrix Unit Trust, Series 3

Ladies and Gentlemen:

     We have acted as counsel for Matrix Capital Group, Inc., depositor of Matrix Unit Trust, Series 3 (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Fund (the "Units"), under a trust agreement dated November 22, 2002 (the "Indenture") among Matrix Capital Group, Inc., as depositor, supervisor and evaluator (the "Depositor"), and JPMorgan Chase Bank, as trustee (the "Trustee"). The Fund is comprised of the following unit investment trust: Closed-End High-Yield Income & Treasury Portfolio, Series 1 (the "Trust").

     In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents we have deemed pertinent. The opinions expressed herein assume that the Trust will be administered, and investments by the Trust from proceeds of subsequent deposits, if any, will be made, in accordance with the terms of the Indenture. The assets of the Trust will consist of a portfolio of shares of closed-end management investment companies (the "Equity Securities") that are regulated investment companies ("RICs") under the Code and, "zero coupon" U.S. Treasury bonds (the "Treasury Obligations") (collectively, with the Equity Securities the "Securities") as set forth in the Prospectus. For purposes of the following discussion and opinion, it is assumed that the Equity Securities constitute shares in funds qualifying as regulated investment companies for federal income tax purposes. We have not independently examined the assets to be deposited in and held by the Trust.

     Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing United States Federal income tax law:

     (i) The Trust is not an association taxable as a corporation for Federal income tax purposes but will be governed by the provisions of Subchapter J (relating to trusts) of Chapter 1, Internal Revenue Code of 1986 (the "Code");

     (ii) Each Unitholder will be considered the owner of a pro rata share of each Security of the Trust in the proportion that the number of Units held by a Unitholder bears to the total number of Units outstanding. Under subpart E, subchapter J of Chapter 1 of the Code, the income of the Trust will be treated as income of each Unitholder in the proportion described above, and an item of Trust income will have the same character in the hands of a Unitholder as it would have if the Unitholder directly owned the assets of the Trust. Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income would be considered to be received by the Unitholder if the Unitholder directly owned the assets of the Trust. Each Unitholder will also be required to include in taxable income for federal income tax purposes original issue discount with respect to his interest in any Treasury Obligation held by the Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest. Original issue discount will be treated as zero with respect to the Treasury Obligations if it is "de minimis" within the meaning of the Code and applicable Treasury Regulations.

     (iii) A Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, payment at maturity or otherwise) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his initial .tax basis for his pro rata portion of each Security held by the Trust.
     The Treasury Obligations are treated as stripped bonds and may be treated as bonds issued at an original issue discount as of the date a Unitholder purchases his Units. Because the Treasury Obligations represent interests in "stripped" U.S. Treasury bonds, a Unitholder's tax basis for his pro rata portion of each Treasury Obligation held by the Trust (determined at the time he acquires his Units, in the manner described above) shall be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for federal income tax purposes and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Treasury Obligations held by the Trust as such original issue discount accrues and will in general be subject to federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a "de minimis" amount as determined under Treasury Regulations relating to stripped bonds. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount is generally treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest.
     In the case of the Treasury Obligations, this method will generally result in an increasing amount of income to the Unitholders each year. For Federal income tax purposes, a Unitholder's pro rata portion of distributions received by the Trust from the Equity Securities, other than distributions which are properly designated as capital gains dividends or exempt-interest dividends, are taxable as ordinary income to the extent of the RIC's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security, shall be treated as gain from the sale or exchange of property. Certain distributions on the Equity Securities may qualify as "capital gain dividends," taxable to shareholders (and, accordingly, to the Unitholders as owners of a pro rata portion of the Equity Securities) as long-term capital gain, regardless of how long a shareholder has owned such shares. Certain distributions on the Equity Securities may qualify as "exempt interest dividends," which generally are excluded from a Unitholder's gross income for federal income tax purposes. Some or all of the exempt interest dividends, however, may be taken into account in determining a Unitholder's alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of a Unitholder's social security benefits that are taxed.) In addition, distributions of income and capital gains declared on Equity Securities in October, November, or December will be deemed to have been paid to the shareholders (and, accordingly, to the Unitholders as owners of a pro rata portion of the Equity Securities) on December 31 of the year they are declared, even when paid by the RIC during the following January.

     (iv) Gain or loss will be recognized to a Unitholder (subject to various nonrecognition provisions under the Code) upon redemption or sale of his or her Units, except to the extent an in kind distribution of Securities is received by such Unitholder from the Trust as discussed below. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his or her Units. Before adjustment, such basis would normally be cost if the Unitholder had acquired his or her Units by purchase. Such basis may be adjusted to reflect the accrual of original issue discount of the Treasury Obligations. Such basis will be reduced, but not below zero, by the Unitholder's pro rata portion of dividends except for properly designated capital gain dividends and exempt interest dividends paid by the RIC with respect to each Equity Security which is not taxable as ordinary income. However, any loss realized by a Unitholder with respect to the disposition of his or her pro rata portion of the Equity Securities, to the extent such Unitholder has owned his or her Units for less than six months or a Trust has held the Equity Securities for less than six months, will be disallowed to the extent of the exempt interest dividends the Unitholder received. If such loss is not entirely disallowed, it will be treated as long-term capital loss to the extent of the Unitholder's pro rata portion of any capital gain dividends received (or deemed to have been received) with respect to each Equity Security.

     (v) Under the Indenture, under certain circumstances, a Unitholder tendering Units for redemption may request an in kind distribution of Securities upon the redemption of Units or upon the termination of the Trust. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets. The receipt of an in kind distribution will result in Unitholders receiving Securities and possibly cash. The potential federal income tax consequences which may occur under an in kind distribution with respect to each Security owned by the Trust will depend upon whether or not a Unitholder receives cash in addition to Securities. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his pro rata portion of the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a Security or a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received for the Security or the fractional share by the Unitholder and his tax basis in such Security or fractional share of a Security held by the Trust. The total amount of taxable gains (or losses) recognized upon such redemption will generally equal the sum of the gain (or loss) recognized under the rules described above by the redeeming Unitholder with respect to each Security owned by the Trust.

     Distributions from a Trust attributable to dividends received by a Trust from the Equity Securities will generally not be eligible for the dividends received deduction for corporations.

     Section 67 of the Code provides that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by individuals only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

     A Unitholder will recognize taxable gain (or loss) when all or part of his pro rata interest in a Security is either sold by the Trust or redeemed or when a Unitholder disposes of his Units in a taxable transaction, in each case for an amount greater (or less) than his tax basis therefor, subject to various non-recognition provisions of the Code.

     If a Unitholder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all Trust assets including his or her pro rata portion of all of a Trust's assets represented by the Unit.

     If more than 50% of the value of the total assets of the RIC consist of stock or securities in foreign corporations, the RIC may elect to pass through to its shareholders the foreign income and similar taxes paid by the RIC in order to enable its share-holders to take a credit (or deduction) for foreign income taxes paid by the RIC. If this election is made, Unitholders of a Trust, because they are deemed to own a pro rata portion of the Securities held by such Trust, as described above, must include in their gross income, for federal income tax purposes, both their portion of dividends received by such Trust from the RIC and also their portion of the amount which the RIC deems to be their portion of foreign income taxes paid with respect to, or withheld from, dividends, interest, or other income of the RIC from its foreign investments. Unitholders may then subtract from their federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduction is subject to certain limitations.

     It should be noted that capital gains can be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions." In addition, the Code treats certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

     The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including foreign, state or local taxes or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-100849) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

                                Very truly yours,



                                CHAPMAN AND CUTLER

MJK/erg